UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER : 000-51525
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Banks Employees Retirement Association 401(k) Plan as adopted by Legacy Banks
4A Gill Street
Woburn, Massachusetts 01801
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Legacy Bancorp, Inc.
99 North Street
Pittsfield, Massachusetts 01201

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
SAVINGS BANKS EMPLOYEES RETIREMENT
ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(With Independent Registered Public Accounting Firm’s Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PLAN SPONSOR
LEGACY BANKS
We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Legacy Banks (the Plan), as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and assets (acquired and disposed within year) for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.
July 14, 2008
Boston, MA

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
INVESTMENT IN SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION COMMON/COLLECTIVE TRUST, at fair value	$15,819,205	$15,643,958

PARTICIPANT LOANS	290,826	230,269

NET ASSETS AVAILABLE FOR BENEFITS	$16,110,031	$15,874,227

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Net investment gain from investment in Savings Banks Employees Retirement Association Common/Collective Trust	$80,315	$1,831,650
Interest income — participant loans	17,516	11,733

	97,831	1,843,383

Contributions:
Employer’s	327,230	315,776
Participants’	583,208	584,788
Participants’ rollovers	20,067	2,565,135

	930,505	3,465,699

Total additions	1,028,336	5,309,082

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	774,528	840,192
Corrective distributions	7,357	18,539
Deemed distributions of participant loans	10,647	12,437

Total deductions	792,532	871,168

NET INCREASE	235,804	4,437,914

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,874,227	11,436,313

End of year	$16,110,031	$15,874,227

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
A.	Description of the Plan:

The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Legacy Banks (the “Bank”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General:
The Plan is part of the SBERA Common/Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility:
To become eligible for participation, an employee must be at least age 21 and have completed three months of service.
Contributions:
Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.
The Bank may match a portion of the participant’s contributions.
Participant accounts:
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan — (continued):
Forfeited accounts:
At December 31, 2007 and 2006, forfeited nonvested accounts totaled $24,403 and $15,358, respectively. These accounts will be used to reduce future employer contributions. In 2007 and 2006, forfeited nonvested accounts were not used to reduce employer contributions.
Investments:
Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:
Equity Account:
This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.
Index 500 Account:
This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.
Small Cap Growth Account:
This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.
International Equity Account:
This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan — (continued):
Investments — (continued):
Small Cap Value Account:
This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.
Large Cap Value Account:
This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.
Large Cap Growth Account:
This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.
Life Path Accounts:
These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.
All Asset Account:
The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.
The SBERA Account:
The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan — (continued):
Investments — (continued):
Money Market Account:
This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.
Certificate of Deposit:
The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.
Bond Account:
This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt. The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt.
Bank Shares:
Participants may allocate any portion of their contributions to purchase units in a fund which purchases shares of Legacy Bancorp, Inc., the parent company of Legacy Banks. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Legacy Bancorp, Inc. stock amounted to $3,311,701 and $4,072,349 at December 31, 2007 and 2006, respectively.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan — (continued):
Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.
Payment of benefits:
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Hardship withdrawals:
The Plan allows participants to make hardship withdrawals, provided certain conditions are met.
B.	Summary of Significant Accounting Policies:
Basis of accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting.
Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
B.	Summary of Significant Accounting Policies — (continued):
Investment valuation and income recognition:
Investments consist of assets held in the Savings Banks Employees Retirement Association Common/Collective Trust, and are valued substantially at their fair value. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Interest and earned dividends are recorded on the accrual basis. Reinvested interest and dividends on investment funds are included in unrealized gains and losses at the Trust level. Purchases and sales of investments are recorded on a trade date basis. Gains or losses on investments sold are calculated using the average cost method.
Benefit payments:
Benefits are recorded when paid.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
C. Investment:
The Plan owned approximately 1.78% and 1.86% of the fair value of the Trust’s net assets at December 31, 2007 and 2006, respectively. The unaudited financial statements of the Trust as a whole at December 31, follow:

	2007	2006
Assets:
Investments:
Collective funds:
Fixed income	$112,537,567	$103,303,365
Equity	302,066,398	260,883,237
Diversified	50,098,266	39,471,384
Short-term investments	72,850,371	94,721,925

Total collective funds	537,552,602	498,379,911

Equity securities	271,766,925	272,664,821
Mutual funds	66,167,928	60,506,510
Certificates of deposits	3,243,359	3,516,058
Loans to 401(k) plan participants	10,049,984	8,671,507

Total investments	888,780,798	843,738,807

Cash	17,873,906	8,525,257
Other assets	1,732,617	990,120

Total assets	908,387,321	853,254,184

Liabilities:
Accrued operating and other expenses	1,307,350	1,351,278

Net assets available for benefits	$907,079,971	$851,902,906

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
C. Investment — (continued):
Trust investment income for the years ended December 31 was comprised of:

	2007	2006
Investment income:
Net realized gains on investments	$40,084,542	$24,359,627
Interest and dividends	10,004,963	8,459,194
Unrealized appreciation of investments	4,540,051	68,894,262

Total investment income	54,629,556	101,713,083

Administrative expenses	(2,529,153)	(3,619,764)

Total Trust net investment income	$52,100,403	$98,093,319

D. Related Party Transactions:
Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2007, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $18.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets. In 2006, the rate for the 401(k) plan was $625 per employer member per quarter, plus $16 per active participant per quarter, plus an additional 1.25% basis assessment on assets.
E. Tax Status:
The Savings Banks Employees Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
F. Plan Termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.
G. Assets Allocated to Withdrawn Participants:
The statements of net assets available for benefits at December 31, 2007 and 2006 include $3,956,771 and $2,586,602, respectively, allocated to participants who were no longer employees of the Bank.
H. Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2007

(b)	(c)		(e)
Identity of	Investment	(d)	Current
Party	Description	Cost	Value

* The Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common/Collective Trust	$13,549,067	$15,819,205

Participant Loans	Interest rates ranging from 5.0% to 9.5%	—	290,826

			$16,110,031

*	Party in interest to the Plan

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2007

(a)	(b)	(c)	(d)
Identity of Issuer, Borrower,	Investment	Cost of	Proceeds of
Lessor or Similar Party	Description	Acquisitions	Dispositions

Participant Loans	Notes with 5.0% to 9.5% interest rates	$-0-	$-0-

EXHIBIT INDEX
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Bank Employees Retirement Association. 401(k) Plan As Adopted by Legacy Banks
Date: July 15, 2008	/s/ Paul H. Bruce
Paul H. Bruce
Senior Vice President, Treasurer And Chief Financial Officer, Legacy Bancorp, Inc.